UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Jetoptera, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 1, 2015

Physical address of issuer
144 Railroad Avenue, Suite 100, Edmonds, Washington 98020

Website of issuer
www.jetoptera.com

Current number of employees and independent contractors
7

Financial information

	Most recent fiscal year-end (December 31, 2021)	Most recent fiscal year-end (December 31, 2020)
Total Assets	$1,812,934	$1,993,898.99
Cash & Cash Equivalents	$706,764	$720,939.28
Accounts Receivable	$22,030	$29,927.00
Short-term Debt	$947,971.	$4,864,423.54
Long-term Debt	$5,217,143	$232,326.71
Revenues/Sales	$411,992	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$2,494	$2,080.00
Net Income	($3,070,663)	($1,096,622.85)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Jetoptera, Inc.
(Issuer)

DocuSigned by:

Andrei Evulet
244358EDAE8849A...
(Signature)

Andrei Evulet, CEO
(Name, Title)

April 29, 2022 FORM C-AR

Jetoptera, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Jetoptera, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at Jetoptera.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward- looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward- looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

FG:100306428.6

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Jetoptera, Inc. (the "Company") is a Delaware corporation, formed on June 1, 2015.

The Company is located at 144 Railroad Avenue, Suite 100 in Edmonds, Washington 98020.

The Company's website is www.jetoptera.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Jetoptera aims to be the platform for a new generation of air mobility. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers. The Company also plans to partner with the U.S. military and domestic and foreign companies, including OEMs, large aircraft manufacturers, and military contractors, to build and obtain FAA certification for unmanned and manned aircraft utilizing the Company's patented technology.

RISK FACTORS

Risks Related to the Company's Business and Industry

Lack of operating history, revenues and financial information.
The Company has been in operation for approximately seven (7) years, is in a critical stage of its operations, and is still an "emerging company" in all respects and is subject to all of the risks inherent to the establishment of a new business enterprise, including the absence of a profitable operating history. The likelihood of success of the Company must be considered in light of the

problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive environment in which the Company will operate. There can be no assurance that the future revenues of the Company will be sufficient to establish the Company as a going concern or that the Company will become profitable in the future.

Our business plan, operations and financial projections are subject to uncertainty.

The Company's ability to adhere to the Business Plan will depend upon a variety of factors, many of which are beyond the Company's control. Likewise, the Company's executive management team is not bound to follow the Business Plan, and may elect to adopt other strategies and courses of action based upon changes in circumstances and/or market conditions. The financial projections set forth in the Business Plan are based upon subjective estimates of future operating results which the Company's management believes the Company may be able to achieve. Such financial projections merely represent an illustration of financial results which the executive management team believes could be achieved based upon their assumptions which may or may not occur, and many of which are beyond the Company's control. No assurances or representations can be given or, indeed, should be assumed by any investor, that the actual results of the Company's operations will conform in any material manner to the financial projections set forth in the Business Plan for any or all of the indicated years. The Company might not have enough liquidity to execute its entire Business Plan as planned. Neither the Company nor the Board or the executive management team can or will individually warrant or guarantee the existence of any fact, assumption or projection set forth in the Business Plan.

The Company's success depends on its ability to obtain and effectively protect its intellectual property.

Our intellectual property and proprietary rights are important to our ability to remain competitive and successful in the development of our products and our business. The Company's success will depend, in large part, on its ability in the future to obtain (1) patent protection for its patentable intellectual property and otherwise protect trade secrets, intellectual property rights and other proprietary information; and (2) obtain trademark registrations in connection with the development of the Jetoptera brand. Protecting and enforcing the Company's intellectual property and other proprietary rights may be expensive, and there is no assurance that such protection and enforcement will be successful. If the Company is unable for any reason to adequately protect its intellectual property and other proprietary rights, competitors may manufacture and market products similar to the Jetoptera system. The Company has taken appropriate steps to protect its IP. The Company intends to continue to protect its IP by filing multiple patent applications and trademark applications in an effort to obtain patent protection and trademark registrations, respectively, and by entering into restrictive agreements with suppliers, employees, contractors and consultants. It is possible that the Company's rights to the intellectual property will be infringed or misappropriated and/or that such agreements will be breached and the Company will not have adequate remedies to prohibit such breaches or provide monetary relief for losses incurred as a result of such breaches. The Company has no reason to believe that the execution of the Business Plan does or would infringe upon the intellectual property rights of third parties. However, the Company is not certain that its trade secrets, trademarks, and other intellectual property rights will not infringe and no formal infringement analysis has been conducted. Any such infringement could result in liability to the Company and restrictions or prohibitions regarding the marketing of the Jetoptera system which could have a material adverse effect on the Company's business and results of operations. Any such assertion may result in litigation or may

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require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe other parties' proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non- infringing or to cease production of such products altogether.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our business is subject to FAA regulations.

The Jetoptera system is subject to regulations of the Federal Aviation Administration (the "FAA") and may require various approvals from the FAA in connection with the trials and subsequent development, production, marketing and sales and otherwise be required to continue to comply with applicable federal and state regulatory requirements and standards. The Company may be forced to withdraw the Jetoptera system from the market if regulatory concerns arise with respect to its use or if the Jetoptera system or such use otherwise fails to comply with such applicable regulatory requirements and standards. As of the date hereof, the FAA has not passed any regulations to allow the operation of unmanned aerial systems weighing more than 55 lbs. in the U.S. for commercial usage and profit without a certification under Section 333 of the FAA Modernization and Reform Act of 2012. This could affect sales and revenue if our customers cannot obtain permission under a Section 333 exemption to operate any unmanned aerial vehicles weighing more than 55 lbs. for their business practice. If the consumers are unable to obtain a Section 333 exemption from the FAA or withstand the application process, this may negatively affect commercial usage of the Jetoptera system, which will adversely disrupt our operations and overall sales. Furthermore, FAA Part 107 regulations governing the commercial operations of drones weighing less than 55 lbs. significantly limit the uses of small drones (e.g., no flights beyond line of sight). These limitations may not be relaxed over time, they may in fact become more restrictive, and they may adversely affect the overall size of the market for our products.

Our business is also subject to various other governmental regulations.
If we do not receive the governmental approvals necessary for the sales or export of our products, or if our products are not compliant in other countries, our sales may be negatively impacted. Similarly, if our suppliers do not receive government approvals necessary to export their products or designs to us, our revenues may be negatively impacted and we may fail to implement our growth strategy. A license may be required in the future to initiate marketing activities. We may also be required to obtain a specific export license for any hardware exported. We may not be able to receive all the required permits and licenses for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may be negatively impacted. In addition, if government approvals required under these laws and regulations are not obtained, or if authorizations previously granted are not renewed, our ability to export our products could be negatively impacted, which may have a negative impact on our revenues and a potential material negative impact on our financial results.

We rely on other companies to provide major components, and subsystems for our products.
We will depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component or subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

Once we distribute our products in consumer markets, these events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any

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such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our facility, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for aviation products and may also result in increased safety and security costs for us and the commercial aviation industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the aviation industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the commercial aviation industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other commercial aviation industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Andrei Evulet (CEO, CTO and President, 06/01/2015 – present), Denis Dancanet (COB, 06/01/2015 – present), Simina Farcasiu (CFO, 06/01/2015- present) and Todd Newton (VP Business Development, 06/17/2019 – present) of the Company. The Company has entered or intends to enter into employment agreements with Andrei Evulet, Denis Dancanet, and Todd Newton, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Andrei Evulet, Denis Dancanet, Todd Newton or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Andrei Evulet, Denis Dancanet, and Todd Newton in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Andrei Evulet, Denis Dancanet, or Todd Newton die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Energy costs, such as the price of oil and refined products, are an important operating expense for users of our products. The cost of energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Many of our customers may not commit to long-term production schedules, which would make it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Our customers may not commit to firm production schedules. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we may rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales may make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we may order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

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Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

In addition, our supply agreements may require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost- effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on

our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our products comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.
Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We own or are licensed under a large number of U.S. and non-U.S. patents and patent applications, trademarks and copyrights.
Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

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We believe that increasingly stringent environmental standards for emissions have required and will continue to require the Company to expend significant resources.

If environmental standards for emissions continue to become more stringent we will be required to institute the proper procedures and utilize the mandated equipment in order to comply, which will require significant expenditures. In addition, the adoption of any new standards beyond our expectations will require expenditures in excess of what we have budgeted and could negatively affect our business and operations.

International conflicts such as war, terrorist attacks and political uprisings could negatively affect both demand for our services and our cost of doing business.

International conflicts such as the war in the Middle East, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our aviation business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced aircraft build rates, upgrades, maintenance and spending on discretionary products such as flying cars, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

The Company's operations and revenue have been negatively impacted by the COVID-19 pandemic.

Any outbreak of contagious diseases, and other adverse public health developments, could have a material and adverse effect on our business operations. The outbreak of respiratory illness caused by a novel coronavirus referred to as COVID-19 has had a material adverse effect on our business operations which remains ongoing. At this time, the extent of the effect is uncertain. The COVID-19-related governmental orders, prohibitions on certain public gatherings, rise in unemployment, and related economic fallout have an ongoing negative effect on our business operations, the extent of which is currently unknown. If these orders and governmental prohibitions are not rescinded timely, the Company could be unable to continue as a going concern. Even if rescinded, the public may not have confidence in the safety of public gathering, hiring caregivers, and traveling, which may have a material adverse effect on the demand for our products and our business operations as a whole.

BUSINESS

Description of the Business

Jetoptera aims to be the platform for a new generation of air mobility. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers. The Company also plans to partner with the U.S. military and domestic and foreign companies, including OEMs, large aircraft manufacturers, and military contractors, to build and obtain FAA certification for unmanned and manned aircraft utilizing the Company's patented technology.

Business Plan

The Company is targeting the military market first, reaching out directly to the United States Army, Air Force, Navy, and Marine Corps. We have received funding under several research and development initiatives from the U.S. Department of Defense and hope to continue development of products that will ultimately be the centerpiece of an entirely new family of aircraft systems based on Jetoptera's Fluidic Propulsion System. We will target and are targeting several defense aerospace companies that have existing programs of record with the U.S. government. We aim to establish and are establishing teaming agreements with them, where we provide the propulsion system and they build the airframe and/or the specialized turbine required by our propulsion system. We will also target commercial logistics providers about setting up pilot programs. Finally, we aim to build a manned prototype and certify it in conjunction with propulsion and airframe partners. We expect the majority of our business to be commercial over time.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
FPS-Enabled Military UAVs	Range of VTOL/STOL and high-speed VTOL UAVs	Military
FPS Parafoil	Fluidic propulsion-powered parafoil	Military

Jetoptera plans to introduce military and civilian products in the coming years, including high-speed VTOL and STOL, 500, 1000, 2000, 4000, 10,000, and up to 40,000 lb. class FPS^{TM} vehicles.

Our civilian J-2000 and J-4000 are intended to be two-seat and four-seat or cargo flying vehicles, respectively. Additional intended products include short take-off and landing vehicles with our FPS^{TM} integrated into the wings as well as the licensing of our FPS^{TM} system to third-party manufacturers.

Jetoptera's marketing strategy for the current products has focused on targeted, direct outreach to large-scale customers, including aircraft manufacturers, the U.S. military, and military contractors. We also use strategic partners and suppliers.

Competition

Given Jetoptera's technology and business model, there are several areas in which to consider competition: propulsion, unmanned, and manned aircraft. In the area of propulsion, the Company's primary competitors are electric and hybrid electric approaches using batteries, electric motors and many propellers. In the area of unmanned aircraft, the Company's competitors include defense aerospace companies, such as Kratos®. In the area of manned aircraft, among the Company's competitors are eVTOL companies such as Volocopter, Lilium, Beta, Archer and Joby Aviation, as well as traditional light/medium lift helicopter manufacturers such as Bell Helicopters, Boeing, Sikorsky and tiltrotor manufacturers such as Bell, Boeing, and Osprey.

Current Stage and Roadmap

The Company's revenue to date is from research and development contracts with the U.S. Department of Defense. We have been awarded a HSVTOL Concept Challenge contract by the U.S. Air Force and United States Special Operations Command, as one of eleven companies selected from over 200 companies to receive investment aimed at solutions enabling optimal agility in adverse environments. We hope to become a solutions supplier to the U.S. Air Force and United States Special Operations Command if our research and development continues to progress satisfactorily.

We have teamed with Northrop Grumman (fuselage, avionics) and Pratt & Whitney (powerplant) to source systems optimized for our FPS solutions, both civilian and military. We have been awarded a Phase II SBIR subcontract by Freedom Flight Works to collaborate on a special mission variant of FPS for reduced signature autonomous vehicles. We were awarded five earlier contracts by the U.S. Air Force and (via subcontract) U.S. Army to characterize noise signature and wing lift characteristics of FPS.

Our applications cover and extend to many helicopter applications in scenarios unsuited to helicopters due to noise, room to maneuver, propeller dangers, and speed requirements, extending from quiet unmanned military applications to "flying car" civilian applications.

Target markets include Advanced Air Mobility (AAM), Urban Air Mobility (UAM), and Regional Air Mobility (air taxis). Jetoptera has a strong interest in developing military/civilian dual-use technology. We are executing a plan of propulsion system development and integration with new and adapted platforms to (i) sell systems to the U.S. military and (ii) accumulate data in support of our future civilian FAA certification.

Jetoptera intends to scale up its offering in steps that validate the technology and accumulate hours in flight in support of FAA certification of its proprietary civilian manned flight solution.

Intellectual Property

Jetoptera has a total of 172 issued utility patents and pending utility patent applications, worldwide, and an additional 17 issued design patents.

Granted/Issued: 53
Allowed: 7
Pending (but not yet allowed): 112
Design: 17

Patents

Serial/Patent #	Title	Description
U.S. Pat No. 10,800,538	Ejector And Airfoil Configurations	A propulsion system coupled to a vehicle. The system includes an ejector having an outlet structure out of which propulsive fluid flows at a predetermined adjustable velocity. A control surface having a leading edge is located directly downstream of the outlet structure such that propulsive fluid from the ejector flows over the control surface. ***Issued Patent(s)** United States, China (People's Republic), and have validated in the European Patent Convention in the following countries: Czech Republic, Germany, Spain, France, United Kingdom, Italy, Poland, and Turkey ***Pending Applications** Australia, Brazil, Canada, Hong Kong, Israel, India, Japan, Republic of Korea

Serial/Patent #	Title	Description
U.S. Pat. No. 10,501,197	Fluidic Propulsive System	A propulsion system coupled to a vehicle. The system includes a convex surface, a diffusing structure coupled to the convex surface, and at least one conduit coupled to the convex surface. The conduit is configured to introduce to the convex surface a primary fluid produced by the vehicle. The system further includes an intake structure coupled to the convex surface and configured to introduce to the diffusing structure a secondary fluid accessible to the vehicle. The diffusing structure comprises a terminal end configured to provide egress from the system for the introduced primary fluid and secondary fluid. ***Issued Patent(s)** United States (Utility: 1 Issued), Japan (1 Allowed) ***Pending Applications** United States; Australia, Brazil, Canada, People's Republic of China, Hong Kong, European Patent Convention; Israel, Japan, Republic of Korea

17

Serial/Patent #	Title	Description
U.S. Pat. Nos. 10,207,812, 10,919,636, 10,934,011, 10,946,976 Design Patent No. D883899	Fluidic Propulsive System And Thrust And Lift Generator For Aerial Vehicles	A vehicle includes a main body and a gas generator producing a gas stream. At least one fore conduit and tail conduit are fluidly coupled to the generator. First and second fore ejectors are fluidly coupled to the at least one fore conduit. At least one tail ejector is fluidly coupled to the at least one tail conduit. The fore ejectors respectively include an outlet structure out of which gas from the at least one fore conduit flows. The at least one tail ejector includes an outlet structure out of which gas from the at least one tail conduit flows. First and second primary airfoil elements have leading edges respectively located directly downstream of the first and second fore ejectors. At least one secondary airfoil element has a leading edge located directly downstream of the outlet structure of the at least one tail ejector. ***Issued Patent(s)** United States (Utility: 4 Issued, 1 Allowed) ***Pending Applications** United States; Australia, Brazil, Canada, People's Republic of China, European Patent Convention; Hong Kong, India, Israel, Japan, Republic of Korea

Serial/Patent #	Title	Description
16/656,529 16/255,632	Micro-Turbine Gas Generator And Propulsive System	A propulsion system includes a first compressor in fluid communication with a fluid source. A first conduit is coupled to the first compressor, and a heat exchanger is in fluid communication with the first compressor via the first conduit. A second conduit is positioned proximal to the heat exchanger. A combustor is in fluid communication with the heat exchanger via the second conduit and is configured to generate a high-temperature gas stream. A third conduit is coupled to the combustor, and a first thrust augmentation device is in fluid communication with the combustor via the third conduit. The heat exchanger is positioned within the gas stream generated by the combustor. ***Pending Applications** United States (2); Australia, Brazil, Canada, European Patent Convention; Israel, Japan, Republic of Korea, Malaysia, New Zealand

Serial/Patent #	Title	Description
U.S. Pat. No.: 10,464,668	Configuration For Vertical Take-Off And Landing System For Aerial Vehicles	A vehicle; includes a main body. A fluid generator is coupled to the main body and produces a fluid stream. At least one fore conduit and at least one tail conduit are fluidly coupled to the generator. First and second fore ejectors are fluidly coupled to the fore conduit, coupled to the main body and respectively coupled to a starboard side and port side of the vehicle. The fore ejectors respectively comprise an outlet structure out of which fluid flows. At least one tail ejector is fluidly coupled to the tail conduit. The tail ejector comprises an outlet structure out of which fluid flows. A primary airfoil element is coupled to the tail portion. A surface of the primary airfoil element is located directly downstream of the first and second fore ejectors such that the fluid from the first and second fore ejectors flows over such surface. ***Issued Patent(s)** United States (1 Issued); EP (1 Allowed) ***Pending Applications** United States; Australia, Brazil, Canada, People's Republic of China, European Patent Convention; Hong Kong, India, Indonesia, Israel, Japan, Republic of Korea, Malaysia, and New Zealand

Serial/Patent #	Title	Description
16/685,551 16/701,034	Internal Combustion Engine Intake Power Booster System	An internal combustion engine includes an intake conduit fluidically coupled to ambient fluid and having an internal cross-sectional area and an engine cylinder fluidically coupled to the intake conduit. A fluidic amplifier is disposed within the intake conduit and is fluidically coupled to the ambient fluid and engine cylinder. The amplifier is further fluidically coupled to a source of primary fluid and is configured to introduce the primary fluid and at least a portion of the ambient fluid to the engine cylinder. ***Pending Applications** United States; Australia, Brazil, Canada, People's Republic of China, European Patent Convention; India, Indonesia, Israel, Japan, Republic of Korea, Malaysia, New Zealand, and Singapore.

Serial/Patent #	Title	Description
15/685,975 and U.S. Pat. No.: 10,464,668	Variable Geometry Thruster	A propulsion system coupled to a vehicle. The system includes a diffusing structure and a conduit portion configured to introduce to the diffusing structure through a passage a primary fluid produced by the vehicle. The passage is defined by a wall, and the diffusing structure comprises a terminal end configured to provide egress from the system for the introduced primary fluid. A constricting element is disposed adjacent the wall. An actuating apparatus is coupled to the constricting element and is configured to urge the constricting element toward the wall, thereby reducing the cross- sectional area of the passage. ***Issued Patent(s)** United States (1 Issued)

FG:100306428.6

Serial/Patent #	Title	Description
		*Pending Applications United States; Australia, Brazil, Canada, People's Republic of China, European Patent Convention; Hong Kong, India, Israel, Japan, Republic of Korea, Malaysia, New Zealand, and Singapore.

Serial/Patent #	Title	Description
15/786,894	Winglet Ejector Configurations	An ejector system for propelling a vehicle. The system includes a diffusing structure and a duct coupled to the diffusing structure. The duct includes a wall having openings formed therethrough and configured to introduce to the diffusing structure a primary fluid produced by the vehicle. An airfoil is positioned within the flow of the primary fluid through the openings to the diffusing structure. ***Issued Patent(s)** United States (1 Allowed, it should issue shortly) ***Pending Applications** United States (Continuation to be filed); Brazil, Canada, People's Republic of China, European Patent Convention; India, Israel, Japan, Republic of Korea, and Malaysia.

Serial/Patent #	Title	Description
D887,950 D868,627	Flying Car	The ornamental design for a flying car. ***Issued Design Patents** United States (2), also granted in Canada and Australia ***Pending Application** Europe Patent Convention

Serial/Patent #	Title	Description
16/033,197	Gimballed Augmentation Shroud	A system for enhancing the thrust produced by an aircraft propulsion element having a propulsion fluid outlet includes a shroud element having an inlet, an outlet and a diffusing section positioned between the shroud element inlet and shroud element outlet. The shroud element is coupled to the aircraft such that the diffusing section is positioned directly downstream of the propulsion fluid outlet. At least one actuator is operable to rotate the shroud element about a first transverse axis of the shroud element and a second transverse axis of the shroud element. ***Pending Application** United States

Serial/Patent #	Title	Description
16/680,479 16/681,555	Adaptive Vertical Take-Off and Landing	A propulsion system for an aircraft includes a plenum having an intake port and an output port. A fan is coupled to a motor configured to power the fan, and the powered fan is configured to compress ambient air entering

20

Serial/Patent #	Title	Description
	Propulsion System	the intake port. One or more ejectors are fluidically coupled to the plenum via one or more valves. A nozzle is disposed within the output port and includes a set of vanes. The system operates in a first configuration in which the nozzle vanes are closed and the compressed ambient air exits the plenum only through the one or more valves into the one or more ejectors. The system operates in a second configuration in which the one or more valves are closed, the nozzle vanes are open and the compressed ambient air exits the plenum only through the output port. ***Pending Applications** United States (2) and Patent Cooperation Treaty

Serial/Patent #	Title	Description
D856,898 D856,899	Flying Car	The ornamental design for an airframe for an unmanned aerial vehicle. ***Issued Design Patents** United States (2), also granted in the EPC, Canada and Australia

Serial/Patent #	Title	Description
16/673,514	Internal Combustion Engine Exhaust Pipe Fluidic Purger System	An internal combustion engine includes an exhaust conduit having an exhaust port fluidically coupled to ambient fluid and having an internal cross-sectional area and an engine cylinder fluidically coupled to the exhaust conduit. A fluidic amplifier is disposed within the exhaust conduit and is fluidically coupled to the engine cylinder. The amplifier is further fluidically coupled to a source of primary fluid and is configured to introduce the primary fluid and at least a portion of fluid from the engine cylinder to the exhaust port. ***Pending Application** United States (1)

Serial/Patent #	Title	Description
17/056,374	Combination Compressed-Fluid Ejector and Propeller Propulsion System	A propulsion system includes a source of compressed fluid, at least one thruster in fluid communication with the source, at least one turbine in fluid communication with the source and coupled to a propeller, and an apparatus for selectively providing the compressed fluid to one or both of the at least one thruster and the at least one turbine. ***Pending Applications** United States, Australia, Brazil, Canada, People's Republic of China, European Patent Convention; India, Israel, Japan, and the Republic of Korea.

21

Serial/Patent #	Title	Description
Filed Q4 2020	Fluidic Turbo Heater System	A heating system is configured to produce heated fluid. The system includes a source of primary fluid, a diffusing structure comprising an outlet structure out of which the heated fluid flows, at least one conduit coupled to the source and the diffusing structure and configured to introduce to the diffusing structure the primary fluid, and an intake structure coupled to the diffusing structure and configured to introduce to the diffusing structure a secondary fluid accessible to the system. The heated fluid includes the primary and secondary fluids. ***Pending Applications** United States and Patent Cooperation Treaty (PCT).

Serial/Patent #	Title	Description
Filed Q4 2020	Streamline Airframe with Boundary Ingestion Fluidic Propulsive Elements	A vehicle includes a main body and at least one wing coupled to the main body. A source of compressed fluid is coupled to the main body. The vehicle further includes first and second thrusters, each said first and second thruster having an intake structure and each said first and second thruster in fluid communication with the source. The first thruster is coupled to the main body and the second thruster is coupled to the at least one wing. The first and second thrusters are positioned, when in a first configuration, such that at least a portion of a boundary layer produced due to motion of the vehicle is ingested by the intake structures of the first and second thrusters. The vehicle further includes a system for selectively providing the compressed fluid to the first and second thrusters. ***Pending Applications** United States, Australia, Canada, People's Republic of China, European Patent Convention; Israel, Japan, and the Republic of Korea.

Serial/Patent #	Title	Description
29/676,779	NOZZLE	The ornamental design for a nozzle. ***Allowed Design Patent** United States

This representative list is current as of 28 April 2022.

Further details are available upon request.

Jetoptera has not abandoned any of its U.S. applications without at least filing a co-pending continuation. Jetoptera might abandon (or not convert into a regular non-provisional application) one or more of its pending provisional applications.

FG:100306428.6

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5628155	IC 012. US 019 021 023 031 035 044. G & S: Drones	Trademark	06/05/15	12/11/18	United States
88237285	IC 007. US 013 019 021 023 031 034 035. G & S: Aircraft engines	Trademark	12/20/18	Pending	United States
88237308	IC 009. US 021 023 026 036 038. G & S: Automated self-contained electronic surveillance devices that can be deployed to gather evidence or intelligence in remote locations	Trademark	12/20/18	Pending	United States
88237328	IC 039. US 100 105. G & S: Freight transportation by air; transport of persons and goods	Service Mark	04/30/19	Pending	United States
88237414	IC 042. US 100 101. G & S: Custom design and engineering of drones and propulsion technology for drones	Service Mark	04/30/19	Pending	United States
88237433	IC 045. US 100 101. G & S: Providing reconnaissance and surveillance services	Service Mark	12/20/18	Pending	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to aviation regulations in domestic and, eventually, international markets. Both the propulsion system and airframe will require certification for manned operations. This a relatively well understood process, and the Company plans on such certification with the help of propulsion and airframe partners. The area of unmanned aircraft systems (UAS) is in a state of regulatory flux. Below 55 lbs. (25 kg internationally), there is less regulation and no need for certification. Beyond 55 lbs., and for commercial operations, the rules are evolving. The Company is targeting the military market first and due to our contract successes, there is a very high probability of further progress in obtaining ATO's, or "authority to operate" which is akin to a pre-FAA certification prototype testing phase. It is our intent to continue the prescribed U.S. Department of Defense certification path in accordance with a successful prototype to initial operational capability, then to fully operational capability which also enables an Airworthiness Release partly supported by the U.S. Department of Defense.

Litigation

No lawsuits have been filed against the Company. One suit has been threatened by Mike Bartlett of American Aerospace Engineering LLC. The Company regards this threatened suit to be frivolous and immaterial and the Company will defend against it vigorously if filed.

FG:100306428.6

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andrei Evulet

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, CEO, President, and CTO, 06/01/2015 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jetoptera, Co-founder, CTO, and President, 2015 – Present
CEO, 08/31/2020 – Present

Educational Background
PhD, Mechanical and Aerospace Engineering, Rutgers University
MS, Aerospace and Propulsion Systems Engineering, Polytechnic Institute of Bucharest BS, Engineering, Manchester University

Name

Denis Dancanet

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 06/01/2015 – Present
CEO, 06/01/2015 – 08/31/2020

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jetoptera, Co-founder, 2015 – Present
CEO, 06/01/2015 – 08/31/2020

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Educational Background

PhD, Computer Science, Carnegie Mellon University
BS, Computer Science, Mathematics, Philosophy, University of Pennsylvania

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Todd Newton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

VP Business Development, 06/17/2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Collins Aerospace, Director Business Development, 2016 – 2019

Educational Background

BA, Political Science, Government, Oregon State University

Name

Simina Farcasiu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO, Secretary, Treasurer, 06/01/2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jetoptera, Co-founder, CFO, Secretary, and Treasurer 2015 – Present

Belstar Management Company
Chief Investment Officer, 04/01/2020 – Present

Energy Finance Partners
Managing Partner, 01/01/2015 – Present

Lower48 Analytics,
CEO and Founder, 07/01/2017 – Present

Educational Background

PhD, Westfield College, University of London
BA, Princeton University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Washington.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Series A Preferred Stock
Amount authorized	5,500,000
Amount outstanding	5,500,000
Voting Rights	The holders of Series A Preferred Stock shall have the same voting rights as the holders of Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the Series A Preferred Stock shall vote together as a single class on all matters. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held, and each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted.

	In addition, so long as at least 1,000,000 shares of Preferred Stock are outstanding, consent of at least a majority of the then outstanding shares of Preferred Stock is required for or to: (i) alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock; (ii) increase or decrease (other than by conversion) the total number of authorized shares of Series A Preferred Stock; (iii) compensation and other benefits to be paid to members of the executive management team, employees, independent contractors and consultants; (iv) a merger, consolidation, liquidation or winding up of the Company or sale of all or substantially all of the Company's assets; (v) issuance of debt or equity securities by Company (excluding debt issued for short-term working capital needs not to exceed $10,000); (vi) repurchases or redemptions of debt or securities by Company (except in the case of repurchase of securities owned to terminated employees); (vii) registrations of Company securities under the Securities Act or the granting of registration rights of such securities unless the Shares issued to Series A Preferred Stock Investor are afforded the same registration rights; (viii) reclassification, reorganization or recapitalization of the outstanding equity of the Company; (ix) pledging of Company assets; (x) amendments to the Certificate of Incorporation or the Bylaws of Company except as otherwise provided in the Bylaws; or (xi) adoption or amendment to any Company stock option, stock grant or warrant plan.
Anti-Dilution Rights	First offer rights for any shares of capital stock, other than those issued: (i) in connection with acquisitions, mergers, equipment leases, or bank financings approved by the Board, (ii) to directors, officers, employees, advisors or consultants under option or equity incentive plans approved by the Board, (iii) to the public in an underwritten public offering, (iv) common stock issuable upon a stock split, stock dividend, or any subdivision of shares of common stock, (v) in connection with the exercise or conversion of exercisable or convertible securities, (vi) to an entity as a component of a business relationship with the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered Series A Preferred Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders. Other than what is listed above, there is no special power to limit, dilute, or qualify the Crowd Note.

Type of security	Common Stock
Amount authorized	12,500,000

Amount outstanding	5,754,729
Voting Rights	Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.
Anti-Dilution Rights	No special rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders. Other than what is listed above, there is no special power to limit, dilute, or qualify the Crowd Note.

Type of security	Options
Amount authorized	1,228,340
Amount outstanding	138,417
Voting Rights	Options are for common stock. Same voting rights, anti-dilution rights, and effect on Crowd Note as above assuming such Options are exercised and converted into common stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company increases the number of shares reserved in its equity incentive plan and issues equity to new or existing employees or service providers.

Type of Security	Convertible Notes (June 2018 Offering)
Amount outstanding	$972,473.19 in principal (plus accrued interest not included here)
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	July 14, 2022
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and Convertible Notes convert into shares of capital stock.

Other material terms	In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

Type of security	Convertible Notes (November 2018 Offering)
Amount outstanding	$718,274.57 in principal (plus accrued interest not included here)
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	December 3, 2022
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and Convertible Notes convert into shares of capital stock.
Other material terms	Same as Convertible Notes (June 2018 Offering) described above.

Type of security	Convertible Notes (Subsequent Closing to November 2018 Offering)
Amount outstanding	$64,809.29 in principal (plus accrued interest not included here)
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	February 28, 2023
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and Convertible Notes convert into shares of capital stock.
Other material terms	Same as Convertible Notes (June 2018 Offering) described above.

Type of security	Convertible Notes (Subsequent Closing to November 2018 Offering)
Amount outstanding	$323,933.21 in principal (plus accrued interest not included here)
Interest rate and payment schedule	9%
Describe any collateral or security	None

Maturity date	March 22, 2023
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and Convertible Notes convert into shares of capital stock.
Other material terms	Same as Convertible Notes (June 2018 Offering) described above.

Type of security	Convertible Notes (Subsequent Closing to November 2018 Offering)
Amount outstanding	$585,315.07 in principal (plus accrued interest not included here)
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	June 24, 2022
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and Convertible Notes convert into shares of capital stock.
Other material terms	Same as Convertible Notes (June 2018 Offering) described above.

Type of security	Convertible Notes (September 2019 Offering)
Amount outstanding	$2,206,001.45 in principal (plus accrued interest not included here)
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	Depending on the Note, either: September 25, 2022, September 29, 2022, or January 6, 2023,
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and Convertible Notes convert into shares of capital stock.
Other material terms	Same as Convertible Notes (June 2018 Offering) described above.

31

In addition to the Convertible Notes, the Company has the following debt outstanding:

Type of debt	Line of Credit
Name of creditor	Chase Business Card
Amount outstanding	$726.86
Interest rate and payment schedule	15.49% APR
Payment schedule	Payment is made monthly.
Other material terms	None
Type of debt	Legal Fees Payable
Name of creditor	Foster Garvey PC
Amount outstanding	$440,217.74
Interest rate and payment schedule	12% APR
Payment schedule	Payment is made on a as needed basis.
Other material terms	None

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note #1	3	$750,000.00	General funds, R&D, execution of company milestones	07/14/18	Rule 506(b)
Convertible Note #2	5	$1,350,000.00	General funds, R&D, execution of company milestones	12/03/18	Rule 506(b)
Convertible Note #3	8	$1,950,000.00	General funds, R&D, execution of company milestones	09/25/19	Rule 506(b)
CrowdNotes	$232,326.71	$232,326.71	General funds, R&D, execution of company milestones	02/19/20	Regulation CF
Common Stock	99,998	$1,018,000.00	General funds, R&D, execution of company milestones	08/19/21	Rule 506(b)

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	99,717	$1,015,137.00	General funds, R&D, execution of company milestones	08/19/21	Regulation CF
Common Stock Warrants	24,552	$0	General funds, R&D, execution of company milestones	08/19/21	Regulation CF

The Company has currently reserved 8.83% of all authorized Capital Stock of the Company under an equity incentive plan option pool for future employees and other service providers. The allocation of these securities will be determined upon the hiring of new employees and engagement of other service providers.

Ownership

A majority of the Company is owned by the founders: Denis Dancanet, Andrei Evulet, and Simina Farcasiu.

Below the beneficial owners of 20 percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	No. and Class of Securities Now Held	Percentage Owned Prior to Offering
Denis Dancanet	372,517 Shares of Common Stock	52.18% Issued and Outstanding
	5,500,000 Shares of Series A Preferred Stock	

The Company has a Second Amended and Restated Voting Agreement dated August 17, 2021 ("Voting Agreement"). Pursuant to the Voting Agreement among the Company and the existing stockholders of the Company, Denis Dancanet, as the current holder of the Series A Preferred Stock, and Andrei Evulet, as a founder and a holder of Common Stock, are each granted certain rights to designate the members of the Company's Board of Directors. All of the existing stockholders of the Company have agreed to vote their shares in the Company for such designees. The current Board of Directors of the Company consists of Denis Dancanet, as the Series A Director, and Andrei Evulet, as the Founder Director.

The Company also has a Second Amended and Restated Stockholders Agreement dated August 17, 2021 ("Stockholders Agreement"). Pursuant to the Stockholders Agreement among the Company and the existing stockholders of the Company, stockholders of the Company are subject to existing rights of first refusal in favor of the Company and the holders of stock in the Company on a pro-rata basis to participate in transfers of stock for value (with customary exceptions for transfers in connection with estate planning). This right will terminate immediately prior to the IPO or an acquisition of the Company.

In addition, the Company has an Amended and Restated Investors' Rights Agreement dated May 31, 2017 ("Investors' Rights Agreement"). Pursuant to the Investors' Rights Agreement among the Company and the existing stockholders of the Company, stockholders who hold at least 5,000,000 shares of Series A Preferred Stock retain a right of first offer with respect to future sales by the Company of its capital stock. Denis Dancanet currently holds such right of first offer. Furthermore, any stockholder of the Company who holds at least 500,000 shares of the capital stock of the Company is entitled to periodically receive the Company's financial statements and inspection rights of the Company's books and records.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We have secured contracts that generate revenue from several programs with the U.S. military and hope to have additional revenues from additional future contracts. We have entered into teaming agreements with several defense aerospace suppliers in support of our military R&D contracts. We also hope to have revenues from additional agreements with defense aerospace companies. Depending on the amount and timing of revenues, we may not need further financing. However, there is uncertainty about the timing and amount of additional revenues from the U.S. military and defense companies. Our challenges are continuing to innovate and expand our patent portfolio, executing on building fluidic propulsion systems of increasing size with partners providing the source of compressed air (the gas generator and turbo compressor), partnering with airframe makers to produce initially unmanned and later manned aircraft, and working with both propulsion and airframe partners for certification as that becomes necessary.

After reviewing the above discussion of the steps the Company intends to take, Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Andrei Evulet
Relationship to the Company	Co-founder, CEO, CTO, President
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	Loan
Benefits or compensation received by Company	Continued employment and productivity of inventor behind Company's patents.
Description of the transaction	Promissory note, dated March 10, 2016, as amended from time to time, in the total principal amount of $100,000, with no interest owed other than 5.0% interest upon default, and maturity date of January 15, 2022, owed by the related person to the Company. The Company intends to extend the maturity of the Promissory Note to January 15, 2023.

Property, Goods or Services

Related Person/Entity	John P. Hawkins
Relationship to the Company	Spouse of Simina Farcasiu, Co-founder, CFO
Total amount of money involved	$8,000.00
Benefits or compensation received by related person	Payment for services
Benefits or compensation received by Company	Design services
Description of the transaction	The Company purchased design services from the related person.

Securities

Related Person/Entity	Denis Dancanet
Relationship to the Company	Co-founder
Total amount of money involved	$4,150,000.00
Benefits or compensation received by related person	372,517 shares of Common Stock; 5,500,000 shares of Series A Preferred Stock; and convertible notes in an amount of $3,422,776.66 in outstanding principal plus accrued interest thereunder (not included in such amount) as of April 28, 2022.
Benefits or compensation received by Company	Funding
Description of the transaction	Investment in the Company

Related Person/Entity	Simina Farcasiu
Relationship to the Company	Co-founder, CFO
Total amount of money involved	$270,000.00 and $95,920.00
Benefits or compensation received by related person	114,926 shares of Common Stock and a convertible note of $95,920.00 pursuant to the terms of the September 2019 Offering.
Benefits or compensation received by Company	Funding
Description of the transaction	Investment in the Company

Related Person/Entity	Richard Black
Relationship to the Company	Attorney to the Company
Total amount of money involved	$25,006.16 and $40,303.00
Benefits or compensation received by related person	A convertible note of $25,006.16 and another convertible note of $40,303.00 pursuant to the terms of the September 2019 Offering.
Benefits or compensation received by Company	Funding
Description of the transaction	Investment in the Company.

Intellectual Property

Related Person/Entity	John P. Hawkins
Relationship to the Company	Spouse of Simina Farcasiu, Co-founder, CFO
Total amount of money involved	$0.00
Benefits or compensation received by related person	Named inventor of Internal Combustion Engine Intake Power Booster System patents (15/654,621, 15/654,630)
Benefits or compensation received by Company	Patent rights for Internal Combustion Engine Intake Power Booster System patents (15/654,621 & 15/654,630) were assigned to the Company.
Description of the transaction	Co-inventor on patent application

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders, except as set forth herein.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

Andrei Evulet

244358EDAE8849A...

(Signature)

Name: Andrei Evulet
Title: CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

Andrei Evulet

244358EDAE8849A...

(Signature)

Name: Andrei Evulet
Title: Director
Date: April 29, 2022

DocuSigned by:

Denis Dancanet

313D2A16EDDA4DE...

(Signature)

Name: Denis Dancanet
Title: Director
Date: April 29, 2022

EXHIBIT A

Financial Statements

JETOPTERA INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDING
DECEMBER 31, 2021

DATE ISSUED: MAY 2, 2022

JETOPTERA INC.

Audited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2021

CONTENTS OF REPORT

Procyon • Financial

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Members of JETOPTERA INC.,

 144 Railroad Avenue, Suite 100

Edmonds, Washington 98020

I have audited the accompanying financial statements of JETOPTERA INC., which comprise the Balance Sheet as of December 31, 2021, and the related Statements of Income, Changes in Members' Stockholders' Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of JETOPTERA INC. as of December 31, 2021, and the results of its operations and cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.

CSTPA Colorado
0033681

05/02/2022

JETOPTERA INC.

BALANCE SHEET
AS OF DECEMBER 31, 2021

	As of December 31, 2021
Assets	
Current assets:	
Cash and cash equivalents	$ 706,764
Accounts receivable	-
Escrow account	22,030
Total current assets	728,794
Property, plant, and equipment:	
Computers and Equipment	5,863
Less: accumulated depreciation	(3,873)
Total Fixed Assets	1,990
Non-current assets:	
Promissory notes	100,000
Intangible assets:	
Developments & Patents	1,148,553
Less: accumulated amortization	(166,403)
Total intangible assets	982,150
Total Assets	$ **1,812,934**
Liabilities & Members' Stockholders' Equity	
Current liabilities:	
Credit Cards	$ 6,931
Accounts payable	941,040
Convertible debt	4,138,868
Accrued interest- Convertible debt	185,101
Total current liabilities	**5,271,940**
Non-current Liabilities:	
Convertible debt, net of current portion	893,174
Total non-current liabilities	**893,174**
Total Liabilities	**6,165,114**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

BALANCE SHEET

(Continued)

FOR THE YEAR ENDING DECEMBER 31, 2021

	As of December 31, 2021
Stockholders' Equity:	
Common stock, authorized 13,015,000 shares, $0.0001 par, 5,708,138 shares issued and outstanding as of December 31, 2021	571
Preferred stock, authorized 5,500,000 shares, $0.0001 par, 5,500,000 shares issued and outstanding as of December 31, 2021	550
Additional Paid-in Capital	4,509,036
Additional Paid-in Capital- Stock based compensation expense	124,374
Warrants outstanding	249,939
Accumulated Profits (losses)	(6,166,017)
Net income (loss)	(3,070,633)
Total Stockholders' Equity	**(4,352,180)**
Total Liabilities & Stockholders' Equity	**1,812,934**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2021

	2021
Revenue:	
Sales revenue	$ 76,876
Income from reimbursements	335,116
Total revenues	**411,992**
Expenses:	
Salaries & Payroll taxes	528,234
Warrants	249,939
Stock based compensation expense	49,749
Taxes	2,494
IT software & consumables	21,129
Insurance	88,222
Legal & Professional Services	1,109,009
Advertising & Marketing	102,321
Travel	25,400
Meals & Entertainment	2,139
Rent	34,800
Interest expenses	396,627
Prototype expenses	607,001
Purchases	95,135
Miscellaneous expenses	7,409
Amortization	163,087
Total Expenses	3,482,695
Income from operations (loss)	**(3,070,703)**
Other Income (Expenses):	
Other Income	70
Total Other Income (expenses)	70
Net income (loss) for the year	**(3,070,633)**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

STATEMENT OF CHANGES IN MEMBERS' STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2021

	Common stock (shares)	Common stock, (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital (less offering costs)	Retained earnings (accumulated deficit)	Additional paid-in Capital- stock options	Warrants outstanding	Total
Beginning Balance, December 31, 2020	5,555,014	556	5,500,000	550	3,036,338	(6,166,017)	74,625	-	(3,053,948)
Issuance of Common stock	153,124	15			1,472,698			-	1,472,713
Issuance of Preferred stock	-	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(3,070,633)	-	-	(3,070,633)
Stock based compensation	-	-	-	-	-	-	49,749		49,749
Warrants	-	-	-	-	-	-	-	249,939	249,939
Ending Balance, December 31, 2021	5,708,138	571	5,500,000	550	4,509,036	(9,236,650)	124,374	249,939	(4,352,180)

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2021

	As of December 31, 2021
Cash flow From Operating Activities:	
Net loss	$ (3,070,633)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Amortization	163,087
Stock based compensation expense	49,749
Warrants	249,939
Changes in:	
Escrow Account	54,922
Accounts Receivable	29,927
Credit Cards	(29,891)
Accounts Payable	650,716
Net cash provided (used) by operating activities	**(1,902,184)**
Cash flow From Investing Activities:	
Developments & Patents	(1,164)
Purchases, computers and equipment	(1,990)
Net cash provided (used) by investing activities	**(3,154)**
Cash flow from Financing Activities	
Proceeds from issuance of common stock	1,472,713
Convertible promissory notes	418,450
Net cash provided (used) by financing activities	**1,891,163**
Increase (decrease) in Cash	**(14,175)**
Cash, beginning of year	720,939
Cash, end of year	$ **706,764**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

About the Company & its Nature of operations

JETOPTERA INC. ('the Company'), is a corporation formed pursuant to the Delaware General Corporation law on June 1, 2015. The Company is a propulsion system, drone, and aerial mobility startup which aims to create a reality where aerial mobility is commonplace. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers.

The Company has a total of 172 issued utility patents and pending utility patent applications, worldwide, and an additional 17 issued design patents.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses since inception (totaling $9,236,650 as of December 31, 2021). Additionally, the Company had a stockholders' deficit balance of $4,352,180.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through May 2, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its product, and its ability to generate positive operational cash flow.

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition.

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021.

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Property, plant, and equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method. PPE consisted of computers & equipment that is depreciated based on their respective useful lives which range between three (3) to five (5) years. The book value of PPE totaled $1,990 as of December 31, 2021.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books include patents and corresponding legal expenses to secure the patents that the Company developed in prior years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

The book value of intangible assets totaled $982,150 as of December 31, 2021

No impairment charges were made as of December 31, 2021.

Convertible debt

Between 2018 and 2020, the company issued a series of convertible notes for an aggregate principal amount of $3,925,000 for the purpose of funding continuing operations. The notes accrue interest at the rate of 9.0% per annum. The entire principal amount of and, at the Company's option, accrued interest on these notes are convertible into shares of the Company's Stockholders' Equity securities.

The outstanding principal amount of these notes including capitalized interest was $4,734,584 as of December 31, 2021, and interest payable on these notes was $185,101. The Company extended the maturity date of these notes to occur between July 2022 and January 2023.

In 2021, the Company issued $95,920 in convertible promissory notes to the Company's Co-founder and Chief Financial Officer ("CFO") (See Note 'Related party transactions') and $40,303 to an attorney whose firm provides legal services to the Company. These notes were issued to settle an outstanding debt due to the legal firm. The notes accrue interest at a rate of 9.0% per annum, compounded annually and mature on September 29, 2022, unless converted to

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 202

the Company's equity securities prior to that date. The notes will be automatically converted subsequent to the occurrence of a qualified financial event which yields gross proceeds of at least $6,000,000. The notes are covered by an asset purchase agreement in which the legal firm assigned its receivables to the attorney in exchange for a payment of $136,223. Additionally, they are covered by another asset purchase agreement in which the attorney made an assignment of the receivable to the Company's Co-founder and CFO in exchange for a payment of $95,920.

Convertible debt includes $232,327 in notes issued pursuant to a crowd note dated April 13, 2020. The note was issued at a valuation cap of $24,000,000 and a discount rate of 20%. The notes are convertible to equity securities of the Company subject to certain terms and the occurrence of specific events such as a qualified equity financing.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

In 2021, the Company issued $95,920 in convertible promissory notes to Ms. Simina Farcasiu, the Company's Co-founder and Chief Financial Officer (See Note 'Convertible debt'). Moreover, Ms. Farcasiu purchased 11,788 (for a consideration of $120,002) of the Company's common stock following a stock offering (see 'Stock Offering' under Note 'Stockholders' Equity').

As of December 31, 2021, Ms. Farcasiu owned 1,114,926 shares of the Company's common stock (representing 20.0% of the total common stock issued and outstanding).

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Furthermore, Mr. Denis Dancanet, the Company's Co-founder and Chairman of the Board of Directors purchased 58,939 (for a consideration of $600,000) of the Company's common stock following a stock offering (see 'Stock Offering' under Note 'Stockholders' Equity'). Additionally, the Company issued a series of promissory convertible notes to Mr. Dancanet between 2018 and 2021. As of December 31, 2021, the aggregate principal amount and interest outstanding on these notes was $3,368,519 and $135,386, respectively.

As of December 31, 2021, Mr. Dancanet owned 372,517 shares of the Company's common stock (representing 7.0% of the total common stock issued and outstanding) and 5,500,000 of the Company's preferred stock (representing 100.0% of the total preferred stock issued and outstanding).

Additionally, the Company has a promissory note due from Mr. Andrei Evulet in the amount of $100,000. The note was issued on March 10, 2016, and bears no interest.

As of December 31, 2021, Mr. Evulet owned 2,000,000 shares of the Company's common stock (representing 35.0% of the total common stock issued and outstanding). Moreover, the 'Evulet Family Irrevocable Trust', a partly related to Mr. Evulet owned 1,500,000 shares of the Company's common stock as of December 31, 2021.

Furthermore, the Company issued convertible promissory notes for an aggregate amount of $65,309 to Mr. Richard Black, the Company's attorney,

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

<p style="text-align:center">**JETOPTERA INC.**</p>

<p style="text-align:center">**NOTES TO FINANCIAL STATEMENTS**</p>

<p style="text-align:center">**FOR THE YEAR ENDING DECEMBER 31, 2021**</p>

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which is codified in ASC 842, Leases ("ASC 842") and supersedes current lease guidance in ASC 840, Leases. ASC 842 requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC 842 expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued ASU 2018-11, Leases ASC 842: Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

Leases

The Company extended an operating lease existing from 2020 to mature on January 31, 2025. The extended lease commencement date is February 1, 2022, and the future minimum payments pursuant to the lease are as follows:

- Months One to Twelve - $13,000
- Months Thirteen to Twenty-four- $13,390

- Months Twenty-five to Thirty-six- $13,792

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to Management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Stockholders' Equity

Under the articles of incorporation (as amended on September 22, 2021), the Company is authorized to issue Common Stock and Series A Preferred Stock. The total number of shares that


JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021


the Company is authorized to issue is eighteen million five hundred fifteen thousand (18,515,000) shares. The total number of shares of Common Stock authorized to be issued is thirteen million fifteen thousand (13,015,000) shares at a par value $0.0001 per share. The total number of shares of Series A Preferred stock authorized to be issued is five million five hundred thousand (5,500,000) shares at a par value $0.0001 per share.

Common Stock

As of December 31, 2021, the total number of shares of Common Stock issued and outstanding was 5,708,138.

Series A Preferred Stock

As of December 31, 2021, the total number of shares of Preferred Stock issued and outstanding was 5,500,000.

Each holder of shares of Series A Preferred Stock is entitled to receive dividends out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.01416 per share (i.e., 6.0%) (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series A Preferred Stock, payable quarterly when, as and if declared by the Board of Directors of the Corporation. The dividends are not cumulative. After payment of such dividends, any additional dividends are distributed among the holders of Series A Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Series A Preferred Stock into Common Stock).

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Stock offering

During 2021, the Company conducted an offering under Section 4(a)(6) of the Securities Act of 1933, as amended and Regulation Crowdfunding promulgated thereunder. As per the common stock subscription agreement, the Company made the offering to both accredited and non-accredited investors to purchase up to 491,159 of the Company's common stock at a purchase price of $10.18 per share. Additionally, the agreement provided for the issuance of stock warrants to 'early bird' subscribers who purchase the Company's common stock on or before the Company raises $100,000 in the offering. The warrants entitle the subscribers to purchase within three (3) years of the closing of the offering, that number of shares of common stock equal to two times (2x) the undersigned's total investment within the Initial $100,000 at an exercise price per share equal to the Purchase Price.

As part of the offering described above, the Company issued 153,124 in Common stock to both accredited and non-accredited investors. Gross proceeds from the issuance totaled $1,558,802 and net proceeds totaled $1,472,713 ($86,089 were used to settle offering costs). Moreover, the Company issued 24,552 in stock warrants.

Stockholders' Equity Incentive plans

The Company's Board of Directors adopted a Stock Option and Purchase Plan during 2017 and Options granted under the Plan may be Incentive Stock Options or Non-statutory Stock Options. The plan continues in effect for a term of 10 years unless terminated at an earlier date according to the plan's provisions. The maximum aggregate number of shares that may be issued under the plan is 1,228,340 shares, of which a maximum of 1,228,340 shares can be issued under the plan pursuant to Incentive Stock Options. The shares issued under the plan may be authorized, but unissued, or reacquired Shares and the term of each option cannot exceed 10 years from the date

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

of the grant. If the Common Stock becomes a Listed Security and subject to certain provisions, the maximum aggregate number of shares that can be subject to awards granted to any one person under the plan for any fiscal year of the Company is 614,170 Shares, provided that such limitation is 1,228,340 shares during the fiscal year of any person's initial year of service with the Company.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: If it is granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value on the date of grant and if it is granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.

- In the case of a Non-statutory Stock Option that is intended to qualify as performance-based compensation and is granted on or after the date on which the Common Stock becomes a Listed Security, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.

As of December 31, 2021, the total number of Incentive Stock Options granted under this plan was 122,840 at an exercise price per share of $1.62. The number of vested options as of December 31, 2021, was 76,774. The Company recognized stock-based compensation expense in the amount of $49,749 for 2021 and $74,625 for 2020.

As of December 31, 2021, the total number of Non-statutory Stock Options granted under this plan was nil.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Stockholders' Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the Stockholders' Equity instrument is charged directly to expense and credited to additional paid-in capital.

Contingencies

No lawsuits have been filed against the Company. One suit has been threatened by Mike Bartlett of American Aerospace Engineering LLC. The Company regards this threatened suit to be frivolous and immaterial and the Company will defend against it vigorously if filed.

Subsequent events

In January 2022, the Company granted 15,577 in incentive stock options with an exercise price per share of $10.18.

In March 2022, the Company settled debt owed to a legal firm for an amount of $400,000. The Company used proceeds raised from an equity offering to settle this debt. (see 'Stock Offering' under Note 'Stockholders' Equity').

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

The Company evaluated subsequent events through May 2, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.

Other matters

Prior to 2021, the Company was not provided with account reconciliations from a certain legal firm and hence, no differentiation was made between amounts held in escrow and amounts incurred as legal fees. However, in 2021, the Company received such reconciliations and the financial statements have been adjusted to reflect an escrow balance of $76,952 as of December 31, 2020, which was then recognized as an expense in 2021. Moreover, the Company recognized a stock-based compensation expense in the amount of $74,625 for the year ending December 31, 2021.